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                                PRESS RELEASE

                                MEDICORE, INC.

            ANNOUNCES INTENT TO PURCHASE UP TO 1,000,000 COMMON SHARES


Hialeah, FL - December 24, 2002 - Medicore, Inc. (Nasdaq - MDKI) announces that its board of directors has authorized the purchase of up to approximately 1,000,000 of its outstanding shares of common stock based on current market prices. Management regards the common stock at current trading levels to be underpriced. Medicore's common stock closed at $1.20 on Monday, December 23, 2002. The company's determination to purchase its common stock at current market prices is not to be deemed a recommendation to shareholders to purchase or sell the common stock. The company may purchase its common stock from time to time in the open market or in privately negotiated transactions. The shares that may be acquired by the company may be used to fund stock option obligations, and will otherwise become part of authorized but unissued capital of the company.

The company is engaged in the operation of kidney hemodialysis centers through its 62% owned public subsidiary, Dialysis Corporation of America, which currently has free-standing centers in Pennsylvania, New Jersey and Georgia, manages other centers, one in Ohio in which Dialysis Corporation of America has a 40% interest, and is imminently to open several other dialysis centers in Maryland, Ohio and Indiana. In addition to its investment in the high-tech industry through its equity ownership and financing of Linux Global Partners, Medicore also distributes medical products.

This release contains forward-looking statements that are subject to risks and uncertainties, including but not limited to, general economic conditions, the extent of purchasing any significant amount of its common stock, the challenges in attempting to develop start-up technology companies, the likelihood of realizing its investment in or return of its financing of Linux Global Partners, regulation of dialysis operations, government rate determination for Medicare reimbursement for dialysis treatments, the highly competitive environment in the operation, development and acquisition of dialysis centers and other risks detailed from time to time in the company's Annual Report on Form 10-K for the year ended December 31, 2001, and filings with the Securities and Exchange Commission.

CONTACT: For additional information contact Thomas K. Langbein, Chairman of the Board, CEO and President, at 777 Terrace Avenue, Hasbrouck Heights, NJ 07604. Telephone Number (201) 288-8220.

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